



10015073

January 13, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 003/2010**

  Subject: Notification of the registration of the Company's subsidiaries

  Date: January 13, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongsamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 13, 2010

AIS-CP 003/2010

January 13, 2010

Subject: Notification of the registration of the Company's subsidiaries

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. AIS-CP 099/2009 on December 3, 2009
Re: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2009

According to the referred letter, the Board of Directors' Meeting No. 7/2009 of Advanced Info Service Public Company Limited ("The Company") approved the establishment of two subsidiaries.

On January 8, 2010, the Company has registered with the Department of Business Development, Ministry of Commercial, as following details:

1. i Zone Company Limited

Registered Capital:	Baht 1 million, divided into 10,000 shares at par value of Baht 100
% shareholding of ADVANC:	99.97% of total shares
Objective of business:	Operate IT, and content aggregator businesses

2. Fax Lite Company Limited

Registered Capital:	Baht 1 million, divided into 10,000 shares at par value of Baht 100
% shareholding of ADVANC:	99.97% of total shares
Objective of business:	Operate in acquiring and/or renting land, building, and related facilities related to telecommunication business.

Currently, both subsidiaries have not started their operation.